UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                                 Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 12th day of December, 2014.

DOMINION DIAMOND CORPORATION
(Registrant)

By: /s/ LYLE R. HEPBURN
      Name: Lyle R. Hepburn
      Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Dominion Diamond Corporation’s News Release dated December 11, 2014 announcing third quarter fiscal 2015 results.

99.2

Dominion Diamond Corporation’s Third Quarter Report, including the Comparative Unaudited Financial Statements and the notes thereto for the quarter ended October 31, 2014 and Management Discussion and Analysis for the same period.

99.3	Certificate of Interim Filings of the Acting Chief Executive Officer of Dominion Diamond Corporation, acting in the capacity of chief executive officer for purposes of providing this certificate.

99.4	Certificate of Interim Filings of the Chief Financial Officer of Dominion Diamond Corporation.